O’Melveny & Myers LLP Two Embarcadero Center 28ᵗʰ Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com	File Number: 0505788-00017

May 6, 2025		C. Brophy Christensen D: +1 415 984 8793 bchristensen@omm.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Matthew Crispino

Re:          GCI Liberty, Inc.

Registration Statement on Form S-1

File No. 333-286272

Dear Mr. Crispino:

On behalf of our client, GCI Liberty, Inc., a Nevada corporation (“GCI Liberty”), we are providing its responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter, dated April 29, 2025, with respect to the filings referenced above.

This letter and Amendment No. 1 to the Registration Statement on Form S-1 (as amended, the “Registration Statement”) are being filed electronically via the EDGAR system today.

For your convenience, we have restated below the Staff’s comments in bold, followed by our response to each such comment. Capitalized terms used and not defined herein have the meanings given in the Registration Statement. Page references in our responses correspond to the pages and captions in the Registration Statement:

Registration Statement on Form S-1

Cover Page

1.	Please revise your cover page to describe the disparate voting rights between the different series of your common stock that are being distributed to Liberty Broadband common stockholders.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty has revised the cover page of the prospectus to provide the requested disclosure.

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Questions and Answers

Q: Is GCI Group common stock a tracking stock?, page 11

2.	We note that the GCI Group common stock being distributed to Liberty Broadband shareholders has features consistent with tracking stock and that the GCI Group stock may become a tracking stock without the approval of GCI Liberty’s stockholders after the separation. We also note that GCI Liberty’s articles are being amended prior to the separation so that Ventures Group common stock, which also has features consistent with tracking stock, is already authorized and can be issued without shareholder approval after the separation. Please discuss why you have structured the separation in this manner and are not, for example, distributing to Liberty Broadband shareholders shares of both the GCI Group and GGI Ventures Group common stock. Discuss how the implementation of two groups of tracking stock and any issuance of the GCI Ventures Group shares after the separation create additional risks, including the dilution of Liberty Broadband shareholders’ ownership in GCI Liberty after the separation and a potential impact on the market value of their GCI Group shares. Highlight this information on the cover page with cross-references to the specific risk factors related to tracking stocks

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty has revised the disclosure on page 11 of the Registration Statement.

Risk Factors

GCI depends on a limited number of third-party vendors to supply communications equipment, page 36

3.	We note your disclosure regarding the risk associated with your reliance on a limited number of third-party vendors. Please revise your disclosure here and elsewhere as appropriate to discuss whether you enter into written agreements with these third party vendors. If so, please describe the material terms of these agreements and file any material written agreements if required by Item 601(b)(10) of Regulation S-K.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. GCI Liberty respectfully advises the Staff that GCI Liberty is not substantially dependent on any particular agreement with a third-party vendor. Third-party vendor agreements for the supply of communications equipment are contracts of the type that are entered into in the ordinary course of business and contain customary terms and conditions. Further, no one vendor agreement is material in amount, scope or significance to the day-to-day operations of the company. GCI Liberty believes that if an existing agreement with any third-party vendor expired, was terminated or otherwise needed to be replaced, including due to a vendor bankruptcy or acquisition without continuing product support by the acquiring company, GCI Liberty would be able to enter into one or more agreements with comparable third-party suppliers or vendors without significant harm to its business. As such, GCI Liberty has determined that it is not substantially dependent upon any of its third-party vendor agreements. Based on the reasons above, GCI Liberty respectfully submits that its third-party vendor agreements are not material contracts within the meaning of Item 601(b)(10) of Regulation S-K.

The Separation

Reasons for the Separation, page 48

4.	Please discuss why the Liberty Broadband board structured the separation as it has been structured and the factors considered by the board. For example, specifically address the board’s reasons for drafting the GCI Liberty articles so that the two authorized classes of GCI Liberty common stock have features consistent with tracking stock and the implementation of a tracking stock structure can occur without shareholder approval. Also address the board’s consideration of the benefits and detriments to Liberty Broadband (or Charter Communications, as applicable), Liberty Broadband shareholders who will receive the distribution of GCI shares, and GCI Liberty of the tax consequences of the separation and of the tax receivables Agreement.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty has revised the disclosure on page 49 of the Registration Statement.

Accounting Treatment, page 54

5.	Please tell us how you considered whether the separation from Liberty Broadband would qualify as a reverse spin-off. Please include the basis for your conclusion.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty has provided its analysis of ASC 505-60-25-8 in the following paragraphs, which concludes that the legal spinnor (Liberty Broadband) is the same as the accounting spinnor, such that there is no reverse spin-off when accounting for the spin-off.

In accordance with ASC 505-60-25-8, an entity is required to determine which party in a spin-off transaction is the accounting spinnor and which is the accounting spinnee in order to determine whether the spin-off transaction is accounted for as a reverse spin-off or a regular spin-off. The accounting guidance contains four criteria that an entity must consider when determining the required accounting and reporting in a spin-off transaction. A presumption shall exist that a spin-off be accounted for based on its legal form—in other words, that the legal spinnor is also the accounting spinnor. However, that presumption may be overcome based on an entity’s assessment of the four criteria, and no one indicator shall be considered presumptive or determinative. The following discussion addresses the four criteria as detailed in ASC 505-60-25-8(a) through 25-8(d).

Criterion A: An entity should consider the size of the legal spinnor and legal spinnee based on a comparison of the assets, revenues, and earnings of the two entities, noting that there are no established bright lines that shall be used to determine which entity is the larger of the two. GCI Liberty’s total assets represent 20% of Liberty Broadband’s total assets as of December 31, 2024 and 100% of revenue and 8% of net earnings (loss) attributable to Liberty Broadband stockholders for the year-ended December 31, 2024. GCI Liberty is 100% of the revenue of Liberty Broadband, as GCI Holdings is the only operating company within Liberty Broadband. Liberty Broadband’s investment in Charter Communications, Inc. (“Charter”) represents 78% of the total assets of Liberty Broadband. In addition, Liberty Broadband’s share of Charter’s earnings (loss) is generally a significant portion of Liberty Broadband’s net earnings (loss). As two out of the three metrics indicate that Liberty Broadband is larger than GCI Liberty, this criterion in isolation suggests that the legal spinnor is the accounting spinnor and results in a regular spin-off whereby the legal form is followed for accounting purposes. However, a complete analysis of all the criteria must be considered.

Criterion B: An entity should consider the fair value of the legal spinnor and the legal spinnee. GCI Liberty estimated the fair value of Liberty Broadband (the legal spinnor) to be approximately $10.6 billion and $9.1 billion using the number of outstanding shares of Liberty Broadband common stock multiplied by the closing share prices as of March 31, 2025 and December 31, 2024, respectively, less the estimated fair value of GCI Liberty. GCI Liberty estimated the fair value of GCI Liberty to be approximately $1.6 billion using an internal valuation adjusted for its principal value of debt. Given the significant value of Liberty Broadband in comparison to GCI Liberty, this criterion in isolation suggests that the legal spinnor is the accounting spinnor and results in a regular spin-off whereby the legal form is followed for accounting purposes. However, a complete analysis of all the criteria must be considered.

Criterion C: An entity should consider senior management and whether the legal spinnor or legal spinnee retains the senior management of the formerly combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them.

Current senior management of Liberty Broadband (the legal spinnor) consists of (a) John Malone, President and Chief Executive Officer (“CEO”) and Chairman of the Board, (b) Brian Wendling, Chief Accounting Officer and Principal Financial Officer, (c) Renee Wilm, Chief Legal Officer and Chief Administrative Officer, and (d) Ben Oren, Executive Vice President and Treasurer. The same senior management that currently exists at Liberty Broadband will remain at Liberty Broadband after the spin-off. Immediately after the spin-off, GCI Liberty (the legal spinnee) will be an independent company and Liberty Broadband will have no continuing stock ownership in GCI Liberty. As more fully discussed within the “Management” section of the prospectus, GCI Liberty’s senior management after the spin-off and merger will consist of (a) John Malone, Chairman of the Board, (b) Ronald Duncan, President, CEO and Director, (c) Brian Wendling, Chief Accounting Officer and Principal Financial Officer, and (d) Renee Wilm, Chief Legal Officer and Chief Administrative Officer.

In considering that the legal spinnor (Liberty Broadband) retains the same senior management team before and after the spin-off, and the legal spinnee (GCI Liberty) will have a different CEO than Liberty Broadband’s CEO, this criterion in isolation suggests that the legal spinnor is the accounting spinnor and results in a regular spin-off whereby the legal form is followed for accounting purposes. However, a complete analysis of all the criteria must be considered.

Criterion D: An entity should consider whether there is a proposed or approved plan of sale of one of the separate entities concurrent with the spin-off, and whether the legal spinnee (GCI Liberty) is held for a longer period than the legal spinnor (Liberty Broadband). GCI Liberty notes that Liberty Broadband has an approved plan to merge with Charter on June 30, 2027, unless otherwise agreed by both parties. The merger between Charter and Liberty Broadband is contingent upon the successful completion of the spin-off of GCI Liberty prior to June 30, 2027. GCI Liberty does not have any indication or knowledge of how long GCI Liberty will be held by its shareholders following the spin-off, and therefore, this criteria is not determinative.

Overall evaluation of ASC 505-60-25-8: The guidance in ASC 505-60-25-8 states that a presumption shall exist that a spin-off be accounted for based on its legal form (whereby the legal spinnor and accounting spinnor are the same) unless the criteria in ASC 505-60-25-8(a) through 25-8(d) rebut that presumption. As discussed above, three of the four applicable criteria lead to the conclusion that the legal spinnor is also the accounting spinnor, such that the spin-off shall be accounted for based on its legal form.

Additionally, GCI Liberty considered the example at ASC 505-60-55-7 through 55-9, which includes discussion with respect to what an entity’s shareholders and financial statement users would view as the most accurate depiction of the transaction. In substance, Liberty Broadband plans to spin-off its subsidiary, GCI Holdings, and continue to operate and manage Liberty Broadband with the same senior management and the remaining assets and liabilities, resulting in the most accurate depiction of the spin-off being represented by regular spin-off accounting (i.e., not a reverse spin-off).

6.	Please tell us what consideration you gave to providing pro forma information for the separation from Liberty Broadband. In this regard, we note that you will enter into the separation and distribution agreement, the tax sharing agreement and the tax receivables agreement due to the separation.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty notes that the registration statement is for GCI Liberty and that the divestiture of GCI Liberty from a Liberty Broadband perspective was not considered relevant to an investment decision of a GCI Liberty shareholder. GCI Liberty considered whether pro forma financial information for GCI Liberty was necessary, but concluded that the financial information in the GCI Liberty combined financial statements is inclusive of all the financial information for which there is a substantial likelihood that a reasonable investor would attach importance in determining whether to purchase or sell GCI Group common stock.

The various agreements described by the Staff above and in Note 1 to the combined financial statements, which will be entered into at the time of the separation, are not expected to materially change the future results of GCI Liberty, and therefore, do not require pro forma information to be provided.

Certain Relationships and Related Party Transactions

Related Party Agreements Relating to GCI Liberty

Malone Nonvoting Side Letter, page 119

7.	Please file the Malone Nonvoting Side Letter as an exhibit to the registration statement or advise why it is not required to be filed. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Response: GCI Liberty respectfully acknowledges the Staff’s comment and has filed the Malone nonvoting side letter as Exhibit 10.12 to the Registration Statement.

Index to Financial Statements

Combined Statements of Operations, page F-4

8.	Please disclose how you identified and allocated expenses incurred on your behalf or explain why there are no expenses identified and allocated for the years ended December 31, 2024 and 2023. Refer to SAB Topic 1.B.1.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. The GCI Business is operated by a separate stand-alone operating company and all expenses were properly captured by the operating entity for the ongoing operations of the Company, as it has a fully functioning management team to oversee the business. There were no expenses identified at the Liberty Broadband level that were incurred on behalf of the GCI Business, as historically all applicable costs for the GCI Business have been recorded at the GCI Holdings subsidiary level. GCI Liberty notes that a corporate function for the operation of a public company will be assumed by certain Liberty Media Corporation employees through a services agreement, facilities sharing agreement and an aircraft time sharing agreement, as described in the registration statement on pages 122-124, as well as other public company costs, which are currently estimated to be less than $10 million per annum. GCI Liberty has added disclosure to the financial statements regarding the anticipated entry into such agreements and the estimated costs related to the agreements on pages F-7 to F-8.

9.	Tell us how you considered Rule 5-03 of Regulation S-X for presenting revenue and expense line items on the face of the combined statements of operations. Please revise or advise.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty has provided its analysis of the guidance in Rule 5-03 of Regulation S-X below. GCI Liberty describes how it has met the requirements of Rule 5-03 for each revenue and expense line described in the rule:

(1)	Net sales and gross revenues –

a.	Net sales of tangible products (gross sales less discounts, returns and allowances) – The amount earned by GCI Holdings related to the sale of tangible products was $34 million as of December 31, 2024 or approximately 3.5% of total revenue and was considered immaterial for separate presentation on the face of the income statement (less than the 10% threshold in rule 210-5-03 (b)).

b.	operating revenues of public utilities or others – Not applicable to the Company.

c.	income from rentals – Not applicable to the Company.

d.	revenues from services – The majority of the revenue balance was service-related: $906 million as of December 31, 2024 or approximately 89% of total revenue.

e.	other revenues – The Company had lease, grant and subsidies revenue which aggregated $76 million as of December 31, 2024 which was 7.5% of total revenue and was considered immaterial for separate presentation on the face of the income statement (less than the 10% threshold in rule 210-5-03 (b)).

As the Company noted, all categories except for service revenue were immaterial for separate disclosure, and thus, the Company concluded that only having one line item on the face of the income statement for total revenue was appropriate.

(2)	Costs and expenses applicable to sales and revenues – This has been separately presented on the face financials, with additional details provided in Note 12 to the accompanying financial statements and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of the prospectus. Operating expenses, as described in Note 12 to the accompanying financial statements, include business direct costs, consumer direct costs, technology expense, other expenses, and stock-based compensation expense. The other expense category consists of internal and external labor costs, software costs, insurance expense, property taxes and professional service fees. The chief operation decision maker (“CODM”), the Company’s Chief Executive Officer, considers and reviews these expenses for the general operation of the Company’s business.

(3)	Other operating costs and expenses – Not applicable to the Company.

(4)	Selling, general and administrative expenses - As described in Note 12, the Company operates as a single segment because the CODM assesses the performance and allocates resources based on the Company’s combined statements of operations, as the converged network requires the CODM to manage and evaluate the results of the business in a combined manner to drive efficiencies and develop uniform strategies. Accordingly, key components and processes of the Company’s operations are managed centrally, including capital and new technology development and deployment, customer service, marketing and advertising, legal and government affairs. Due to how the Company is managed by the CODM as described herein, the Company did not identify other types of expenses as relating specifically to selling, general and administrative but rather the Company’s expenses are considered operating in nature to support the Company’s single segment.

(5)	Provision for doubtful accounts and notes – This amount was not material for separate presentation.

(6)	Other general expenses - Not applicable to the Company.

Notes to Combined Financial Statements

Revenue Recognition, page F-11

10.	You disclose that you account for the upgrade option under the Upgrade Now Program as a right of return with a reduction of Revenue and Operating expense for handsets expected to be upgraded based on historical data. Please tell us how you determined that this right should be accounted for as a right of return. Tell us how you considered whether this upgrade right represents a guarantee liability or a lease. Refer to ASC 460 and ASC 606-10-55-66 to 78. Please cite the accounting literature that supports your accounting.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty has provided its analysis of the relevant accounting guidance below.

GCI Liberty considered the guidance in ASC 460-10-15-7(k), which states that a sales incentive program in which an entity contractually guarantees to reacquire equipment at a customer’s request at specified time periods is not subject to the guidance in ASC 460 and shall evaluate such arrangements in accordance with ASC 606, specifically the guidance on repurchase agreements in paragraphs 606-10-55-66 through 55-78. In consideration of this guidance, GCI Liberty concluded it is consistent with the Upgrade Now Program because the program provides its customers with the ability to contractually require the Company to repurchase their handset at the customer’s request for a guaranteed price at specified time periods as discussed in the financial statements on page F-12.

Since the Upgrade Now Program is excluded from the scope of ASC 460, GCI Liberty considered guidance in ASC 606-10-55-72 through 55-79, which discusses repurchase agreements with respect to put options held by customers. The first step in analyzing this guidance is to determine whether the repurchase price is (i) equal to or greater than or (ii) less than the original selling price of the handset. In accordance with the terms of the Upgrade Now Program, the earliest a customer can require the Company to repurchase the handset is when the customer has repaid at least 50%1 of the original amount financed, and then the Company will repurchase the handset for an amount equal to the remaining unpaid balance of the financing arrangement. Accordingly, GCI Liberty concluded that the repurchase price is less than the original selling price of the handset.

The second step in analyzing the guidance for repurchase agreements is to determine at contract inception whether the customer has a significant economic incentive to exercise their right to require the Company to repurchase their handset. In order to determine whether a customer has a significant economic incentive to exercise its right, GCI Liberty considered the relationship of the repurchase price and the expected market value of the asset at the date of the repurchase and the amount of time until the customer’s right expires. If the repurchase price is expected to be below the market value of the asset, this would indicate that the customer does not have a significant economic incentive to exercise the put option.

It should be noted that the Upgrade Now Program was designed with two primary intentions. First, the Company wanted customers to be able to upgrade to the latest handset device in alignment with the typical annual release cycle of new handsets and secondly, the Company did not want to create a situation whereby the Company would be repurchasing handsets at amounts substantially above market value but rather at repurchase amounts that anticipated approximated market value. The primary reasoning when identifying that 50% must be repaid before the customer can exercise their right is that GCI Liberty anticipated customers wanting to upgrade on a yearly basis as new handsets are typically released on an annual cycle and the financing arrangements were typically for twenty-four months. After a customer has repaid 50% of the original financed amount, the program reduced the repurchase amount proportionally so that the repurchase price would approximate the anticipated market value of the handset. Accordingly, the program was designed to ensure that the Company would not be in a position to repurchase handsets at above market values and its customers would have the ability to upgrade to the newest handset on a yearly basis. Given these two primary intentions when developing the Upgrade Now Program, GCI Liberty concluded the customers would not have a significant economic incentive to exercise their right because the repurchase price would approximate the expected market value at the repurchase date.

1 Currently, GCI Liberty’s disclosure on page F-12 of Form S-1 states that a customer can upgrade to a new device after making the equivalent of 12 monthly installment payments. GCI Liberty advises the Staff that it has updated its disclosure to state that a customer can upgrade after making payments equal to at least 50% of the original financed amount.

In order to further illustrate, GCI Liberty considered three different timing scenarios in the bullet points below.

•	Scenario 1 – GCI Liberty considered whether a customer would be significantly incentivized to upgrade shortly after the original purchase (e.g. assume three months) noting that to upgrade the customer would have to repay 50% of the original amount financed. When comparing the repurchase price that would equal 50% of the value of the phone that is three months old to the expected market value that would most certainly be nearly the same price as a brand-new handset given only three months have passed, GCI Liberty concluded the customer does not have a significant economic incentive to exercise their right.

•	Scenario 2 – GCI Liberty considered whether a customer would be significantly incentivized to upgrade in the middle of their financing agreement at month twelve when assuming a twenty-four-month financing arrangement. At this point, the customer has repaid 50% of the original amount financed. When comparing the repurchase price that would equal 50% of the value of the phone that is twelve months old to the expected market value at that time, GCI Liberty believes the market value would approximate the repurchase price given the phone may be approximately halfway through its expected life. This is one of the reasons the Upgrade Now Program does not permit a customer to exercise their right until at least 50% of the original financed amount has been repaid and then the repurchase amount declines proportionally to the time passed in order to approximate the anticipated market value of the handset. Therefore, GCI Liberty concluded the customer does not have a significant economic incentive to exercise their right because the repurchase price would approximate the expected market value.

•	Scenario 3 – GCI Liberty considered whether a customer would be significantly incentivized to upgrade towards the end (assume three months from the end) of their financing agreement when assuming a twenty-four month financing arrangement. At this point, the customer would receive 12.5% of the original amount financed if repurchased by the Company. Similar to the discussion in Scenario 2, the reason the Upgrade Now Program reduces the amount of the repurchase price proportionally to the time passed once 50% has been repaid is to have the repurchase price approximate the anticipated market value of the handset. Therefore, GCI Liberty concluded the customer does not have a significant economic incentive to exercise their right because the repurchase price would approximate the expected market value.

Based on the analysis contained above, GCI Liberty concluded (i) the repurchase price is less than the original selling price of the handset and (ii) the customer does not have a significant economic incentive to exercise their right. Accordingly, GCI Liberty followed the guidance is ASC 606-10-55-74 that states the Company should account for the Upgrade Now Program as if it were the sale of a product with a right of return.

11.	Please tell us how you considered disclosing revenue recognized at a point in time versus over time. Refer to ASC 606-10-55-91(f).

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty informs the Staff that revenue recognized at a point in time related to products sold is immaterial and represented less than 3.5% and less than 4.0% of total combined revenue for the years ended December 31, 2024 and 2023, respectively. Given the insignificance of revenue recognized at a point in time as compared to total combined revenue, disaggregating by timing of revenue recognition was concluded to not be relevant to the Company. In further support of its conclusions with respect to the disaggregation of revenue, GCI Liberty provides additional analysis below.

ASC 606-10-55-89 through 55-91 provides additional guidance for entities to consider when concluding on their disclosure of disaggregated revenue. In selecting the type of categories to use to disaggregate revenue, GCI Liberty considered how information about the Company’s revenue has been presented for other purposes and information regularly reviewed by the CODM. Although the Company does not have its own earnings releases, annual reports or investor presentations, GCI Liberty considered the information disclosed by the Company’s parent company, Liberty Broadband, the information reviewed by the Company’s CODM, and the categories of revenue the Company recognized from contracts with its customers.

As discussed within the Revenue Recognition section of note 2 to the combined financial statements, there are three primary types of revenue recognized by the Company: data, wireless, and other, which consists of video and voice services. These three primary types of revenue represent the major product lines offered by the Company and are consistent with information disclosed by Liberty Broadband in its earnings releases, annual reports, and other public information. Additionally, GCI Liberty considered whether these three primary types of revenue categories should be broken down further by type of customer, type of contract, and/or time of transfer of goods or services as discussed within ASC 606-10-55-91. GCI Liberty concluded that the three primary types of revenue should also be disaggregated further by the type of customer which the Company organizes into consumer and business. Substantially all consumer customers operate under month-to-month contracts while business customers almost entirely operate under multi-year contracts ranging from one to five years. Further, GCI Liberty notes the CODM reviews revenue broken down by the three primary types and by consumer and business categories. In considering ASC 606-10-55-91(f) to determine whether revenue should be disaggregated by the timing of recognition, GCI Liberty concluded the revenue recognized at a point in time (i) was immaterial and represented less than 3.5% and less than 4.0% of total combined revenue for the years ended December 31, 2024 and 2023, respectively, (ii) was not reviewed by the CODM, and (iii) was not presented for other purposes in earnings releases, annual reports, or investor presentations by Liberty Broadband.

12.	Please tell us and disclose if any of your contracts are month-to-month and are cancellable at any time without penalty. In addition, please tell us and disclose, if material, whether a significant financing component exists in any of your fixed-term plans and device payment plans (i.e., payment plans greater than one year). Refer to ASC 606-10-32-15 to 606-10-32-20.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty advises the Staff that substantially all of its consumer customers have month-to-month contracts and can cancel at any time without significant penalty. However, if a consumer customer were to cancel their service in the middle of a month, the service cancellation is not effective until month-end. With respect to GCI Liberty’s business customers, the most common contractual term ranges from one to five years. Business customer contracts can generally be cancelled at any time but there is usually an early termination fee that can range from the equivalent of one month of service up to the remaining contractual amount due under the contract. GCI Liberty advises the Staff that it has updated its disclosure to include the summary information provided in this paragraph.

The Company considers whether a significant financing component exists for both its consumer and business customers that could arise under either of the following scenarios: (i) financing is provided to a customer whereby a customer makes payments to the Company more than one year after receiving the product or service and (ii) a customer pays in advance for a product or service that they will not receive for more than one year.

Substantially all of GCI Liberty's consumer customers have month-to-month contracts and do not have a significant termination penalty (e.g. data and wireless service plans). GCI Liberty does have device payment plans whereby a customer purchases a physical product, such as a mobile handset device, and makes installment payments over a period of up to thirty-six months. In these installment payment scenarios, GCI Liberty follows ASC 606-10-32-15 through 606-10-32-20. The result of following the significant financing component guidance is that GCI Liberty decreases the amount of revenue recognized and increases interest income by a corresponding amount. The amount of interest income recognized was approximately $3 million for each of the years ended December 31, 2024 and 2023. Given the immaterial amount of interest income recognized, GCI Liberty records such amount in Other, net in the combined statements of operations. GCI Liberty does not provide any further disclosure in its combined financial statements given the immateriality of the interest income earned. GCI Liberty also considers whether there are scenarios where its consumer customers pay in advance for a product or service that they will not receive for more than one year noting that any occurrences are rare and immaterial to the combined financial statements.

As described above, GCI Liberty does have fixed-term service plans that are greater than one year with respect to its business customers. The most common contractual terms for GCI Liberty’s business customers range from one to five years. The Company does not have a common practice of extending financing terms beyond one year to its business customers and its business customers do not have a common practice of paying in advance for services to be received in more than one year. In those uncommon instances where GCI Liberty has provided financing arrangements to a business customer beyond one year or a business customer has prepaid for services to be received in more than one year, GCI Liberty assesses whether a significant financing component exists and have concluded any financing component has been immaterial. Due to the uncommon practice of a significant financing component arising from GCI Liberty’s business customers, GCI Liberty does not provide any further disclosure in its combined financial statements.

13.	You recognize revenue for product sales when a customer takes possession of the equipment in Data arrangements. Please clarify whether your customers take possession of the product before it is delivered. Refer to ASC 606-10-55-81 to 55-88. Please advise or revise your disclosures.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty advises the Staff that its customers do not take possession of the products it sells before such products are delivered. Total combined revenue from product sales for the Company was less than 3.5% and less than 4% of total combined revenue for years ended December 31, 2024 and 2023, respectively. All of the Company’s product sales relate to the sale of mobile handset devices, tablets, streaming devices, wearables, and other accessories (e.g. cases for mobile handsets). Substantially all of GCI Liberty’s revenue recognized for all such products occurs after its customers take possession of the product. With respect to data arrangements, product sales relate to GCI Liberty’s streaming devices (e.g. Apple TV 4K or Amazon Fire TV Stick), which are immaterial to total combined revenue as revenue from selling streaming devices was approximately $1 million for both years ended December 31, 2024 and 2023.

Contract Balances, page F-13

14.	You disclose that you had deferred revenue of $33 million and $43 million at December 31, 2024 and 2023, respectively. Please reconcile these amounts to your combined balance sheets. Please ensure that your disclosure of contract assets and liabilities complies with ASC 606-10-50-8.

Response: GCI Liberty respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, GCI Liberty advises the Staff that its current and long-term deferred revenue amounts included in the combined balance sheets consists of deferred revenue associated with (i) contracts with customers, (ii) government assistance, and (iii) an immaterial other amount. As further discussed below, GCI Liberty discloses the amount of deferred revenue associated with contracts with customers on pages F-13 to F-14 of the financial statements and the amount of deferred revenue associated with government assistance on page F-14, such that the combination of the two disclosures reconciles within an immaterial amount to the amounts included in the combined balance sheets.

For the Staff’s benefit, GCI Liberty has included a table below reconciling the deferred revenue amounts disclosed in the notes to the combined financial statements with the amounts included in the combined balance sheets.

	12/31/24	12/31/23

	amounts in millions
Contracts with customers (a)	$33	43
Government assistance - grants (b)	95	43
Other (c)	$6	9
Total current and long-term deferred revenue	134	95

(a)	On pages F-13 to F-14 of the financial statements, GCI Liberty discloses that it had deferred revenue of $33 million and $43 million at December 31, 2024 and 2023, respectively. In the same paragraph GCI Liberty also discloses that those deferred revenue amounts are only from contracts with customers to inform users of the combined financial statements that such amounts were derived from the application of ASC 606.
(b)	On page F-14 of the financial statements, GCI Liberty provides discussion within the Government Assistance section that the it has been awarded federal government grants to construct broadband infrastructure to unserved and underserved communities in rural Alaska. Within this section, GCI Liberty describes the accounting model it uses to account for government grants received and it also discloses amounts of deferred revenue with approximately $3 million and $2 million recorded as short-term deferred revenue and approximately $92 million and $41 million recorded as long-term deferred revenue, respectively, as of December 31, 2024 and 2023. Such disclosure informs users of the combined financial statements that the deferred revenue amounts disclosed within this section were derived from the application of a grant accounting model by analogy to International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government of Assistance.
(c)	Given the immateriality of the remaining amount of deferred revenue, GCI Liberty does not provide disclosure in the notes to the combined financial statements.

ASC 606-10-50-1 through 50-3 provides general guidance for the objective of the disclosure requirements of ASC 606 noting that both qualitative and quantitative information shall be disclosed. An entity shall consider the level of detail necessary to satisfy the disclosure objectives and shall aggregate or disaggregate disclosures so that useful information is not obscured by either the inclusion of a large amount of insignificant detail or the aggregation of items that have substantially different characteristics.

ASC 606-10-50-8(a) through 50-8(b) provides for disclosure requirements with respect to contract balances. GCI Liberty notes that the Company’s contract asset balance as of December 31, 2024 and 2023 was less than $1 million in both years and is considered immaterial to the combined financial statements. The Company does have receivables and contract liability balances. GCI Liberty advises the Staff that the Company’s financial statements use the term deferred revenue to refer to its contract liability balances.

In response to the requirements for receivables and deferred revenue, GCI Liberty has disclosed (i) the opening and closing balances for 2024 and (ii) the closing balances for 2023 on pages F-13 to F-14. Additionally, GCI Liberty narratively describes the movements in deferred revenue by stating that customers generally pay for services in advance of the performance obligation and therefore these prepayments are recorded as deferred revenue and recognized as revenue as the services are provided. Further, GCI Liberty notes that the deferred revenue balance was not materially impacted by other factors. GCI Liberty’s conclusion not to quantitatively disclose the opening balances for receivables and contract liabilities for 2023 is based on (i) its narrative discussion throughout its revenue disclosure, as it describes the nature of its services and how revenue is recognized, (ii) the contract balances were not impacted by any unusual activity during the periods presented and (iii) the guidance in ASC 606-10-50-1 through 50-3 that requires judgment in determining the level of disclosure detail necessary to accomplish the disclosure objective of ASC 606, such that GCI Liberty concluded the inclusion of the opening balances for 2023 did not provide meaningful disclosure information for 2023. Accordingly, GCI Liberty concluded that it complied with the disclosure objective of ASC 606-10-50-8 with respect to contract balances.

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If you have any questions, please do not hesitate to contact the undersigned at (415) 984-8793 or bchristensen@omm.com.

Very truly yours,

/s/ C. Brophy Christensen

C. Brophy Christensen

cc:	GCI Liberty, Inc. Renee L. Wilm

Wachtell, Lipton, Rosen & Katz LLP
Steven A. Cohen